UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801(Rights Offering)	[ ]
Securities Act Rule 802(Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Telefônica Data Brasil Holding S.A.
(Name of Subject Company)

Telefonica Data Brazil Holding Inc.
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecomunicações de São Paulo S.A. - Telesp
(Name of Person(s) Furnishing Form)

American Depositary Shares CUSIP 879370104
Preferred Shares ISIN BRTDBHACNPR9
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Daniel de Andrade Gomes – Investor Relations Officer
Rua Martiniano de Carvalho 851 – 17 Floor
CEP 01321-001 – São Paulo – SP - Brazil
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents
The following exhibit is attached to this Form CB as Exhibits A:
-	Press Release published by Telesp announcing the restart of the merger process of TDBH into Telesp
-	Press Release published by TDBH announcing the restart of the merger process of TDBH into Telesp

The following exhibit is attached to this Form CB as Exhibits B:
-	Press Release published by Telesp announcing the payment of interim dividends and interests on the Company’s net worth
-	Press Release published by TDBH announcing the payment of interim dividends and interests on the Company’s net worth declared by Telesp

Item 2. Informational Legends

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable

PART III - CONSENT TO SERVICE OF PROCESS
A Form F-X was filed by Telecomunicações de São Paulo on March 14, 2006, concurrent with Telecomunicações de São Paulo’s first filing of Form CB on such date.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel de Andrade Gomes
(Signature)

Daniel de Andrade Gomes – Investor Relations Officer
(Name and Title)

São Paulo, July 27, 2006
(Date)

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP
RUA MARTINIANO DE CARVALHO, 851 – 21ST FLOOR
D5 01321-001, SÃO PAULO-SP, BRAZIL,

May 24, 2006

Re:	Telecomunicações de São Paulo S. A. – Telesp
CIK No. 0001066119
File Number: 001-14475
Form CB filed March 14, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies & Gentlemen:

Reference is made to filings with the U.S. Securities and Exchange Commission (the “SEC”) on Form CB, Form 6-K or such other forms as necessary, by Telecomunicações de São Paulo S. A. – Telesp (the “Company”) and relating to the merger of the Company with Telefonica Data Brazil Holdings. The Company hereby affirms that Daniel de Andrade Gomes, Investor Relations Director for the Telefonica Group in Brazil, is authorized to submit and sign any such filings with the SEC as are necessary to fulfill the Company’s obligations under applicable SEC rules and regulations.

Respectfully submitted,

/s/ Pedro Lucas Antón Lázaro
Pedro Lucas Antón Lázaro
Chief Financial Officer

Exhibits A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Relevant Fact

,
July 27, 2006 (01 page)

For more information, please contact:

Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo, Brazil – July 27, 2006) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the following Relevant Fact:

Telefônica Data Brasil Holding S.A. (“TDBH”) and Telecomunicações de São Paulo S.A. – TELESP (“TELESP”) inform their shareholders that, according to the information disclosed in the website of the Justice Court of the state of São Paulo on July 26, 2006, the 10th Chamber of the Private Right Section of the Justice Court of the state of São Paulo (10a Câmara da Seção de Direito Privado do Tribunal de Justiça do Estado de São Paulo) unanimously approved the Appeal #448.590 -4 (“Appeal”) filed by TDBH against the preliminary decision granted to the Legal Injunction #06.143686 -7 filed by investments funds managed by Hedging Griffo Corretora de Valores Mobiliários S.A. Said decision had suspended the holding of the Extraordinary General Shareholders Meeting (“EGSM”) of TDBH in which the merger of said company into Telesp would be voted on. Before the EGSM took place, such preliminary decision had been partially modified by the President of the 10th Chamber, who allowed the holding of the EGSM on April 28, 2006, but suspended the effects of the merger until a final judgment on the merits of the aforementioned Appeal. With the final judgment of the Appeal in favor of TDBH, the effects of the EGSM have been fully reinstated. The companies inform the shareholders of TDBH that the start of the period to exercise the right of withdrawal will begin on the date this Relevant Fact is published on the newspapers. The right of withdrawal can be exercised by shareholders of TDBH registered as such on March 09, 2006 in the terms of the item 8.5 of the relevant fact published on the same date.

São Paulo, July 27, 2006

TELEFÔNICA DATA BRASIL HOLDING S.A.
Gilmar Roberto Pereira Camurra
Investor Relations Director

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Pedro Lucas Antón Lázaro
Investor Relations Director

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TELEFÔNICA DATA BRASIL HOLDING S.A.
Relevant Fact

,
July 27, 2006 (01 page)

For more information, please contact:

Daniel de Andrade Gomes
TDBH, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo, Brazil – July 27, 2006) – The management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) announces the following Relevant Fact:

Telefônica Data Brasil Holding S.A. (“TDBH”) and Telecomunicações de São Paulo S.A. – TELESP (“TELESP”) inform their shareholders that, according to the information disclosed in the website of the Justice Court of the state of São Paulo on July 26, 2006, the 10th Chamber of the Private Right Section of the Justice Court of the state of São Paulo (10a Câmara da Seção de Direito Privado do Tribunal de Justiça do Estado de São Paulo) unanimously approved the Appeal #448.590 -4 (“Appeal”) filed by TDBH against the preliminary decision granted to the Legal Injunction #06.143686 -7 filed by investments funds managed by Hedging Griffo Corretora de Valores Mobiliários S.A. Said decision had suspended the holding of the Extraordinary General Shareholders Meeting (“EGSM”) of TDBH in which the merger of said company into Telesp would be voted on. Before the EGSM took place, such preliminary decision had been partially modified by the President of the 10th Chamber, who allowed the holding of the EGSM on April 28, 2006, but suspended the effects of the merger until a final judgment on the merits of the aforementioned Appeal. With the final judgment of the Appeal in favor of TDBH, the effects of the EGSM have been fully reinstated. The companies inform the shareholders of TDBH that the start of the period to exercise the right of withdrawal will begin on the date this Relevant Fact is published on the newspapers. The right of withdrawal can be exercised by shareholders of TDBH registered as such on March 09, 2006 in the terms of the item 8.5 of the relevant fact published on the same date.

São Paulo, July 27, 2006

TELEFÔNICA DATA BRASIL HOLDING S.A.
Gilmar Roberto Pereira Camurra
Investor Relations Director

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Pedro Lucas Antón Lázaro
Investor Relations Director

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Exhibits B

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Announces the Payment of Interim Dividends and Interests on the Company’s Net Worth

May 23, 2006 (04 pages)

For more information, contact:

Daniel de Andrade Gomes
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 23, 2006) – The Management of Telecomunicações de São Paulo S. A. –Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interim Dividends and Interests on the Company’s Net Worth.

I – INTERIM DIVIDEND – FISCAL YEAR 2006

In accordance with the resolutions taken by the Board of Directors at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, Telecomunicações de São Paulo S.A. –Telesp hereby informs the market the approval of the distribution of an Interim Dividend in the amount of R$1,169,000.00 (one billion, one hundred sixty nine million Reais), as explained in items “a” and “b” below, which reflects the proportional distribution of said amount among the shares of Telecomunicações de São Paulo S.A. – Telesp and Telefônica Data Brasil Holding S.A. – TDBH, in light of the suspension of the effects of the merger of the last one into the first one by means of a judicial ruling. Said distribution is based on the retained earnings reported in the last balance sheet of Telesp as of December 31, 2005 and the earnings of the balance sheet of the 1st quarter ended on March 31, 2006, and in accordance with article 28 of Telesp’s bylaws and articles 204 and 205 of the Law 6404/76.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said dividend will be charged to the mandatory minimum dividend for the fiscal year 2006, ad referendum of the General Shareholders’ Meeting that approves the financial statements of the fiscal year 2006.

a) SHARES OF TELESP: INTERIM DIVIDEND – FISCAL YEAR 2006

Telesp informs its shareholders about the declaration of an Interim Dividend in the amount of R$1,136,783,848.64 (one billion, one hundred thirty six million, seven hundred eight hundred three thousand, eight hundred forty eight Reais and sixty four cents), according to the table below:

Type of Share	Common	Preferred (*)
Amount per share: R$	2.166017518411	2.382619270253
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

This dividend will be granted to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on May 23, 2006. After this date, the shares will be considered as ex-dividends.

The payment of this dividend will be carried out starting on June 26, 2006.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

b) SHARES OF TDBH: INTERIM DIVIDENDS – FISCAL YEAR 2006

As a result of the merger process of Telefônica Data Brasil Holding S.A. – TDBH into Telecomunicações de São Paulo S.A. – Telesp approved in the Extraordinary General Shareholders’ Meeting of the companies held on April 28, 2006 and in accordance with the relevant fact of the same date, resulting from a legal injunction filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised as a result of the Appeal #448.590 -4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

As a result, we inform the shareholders of TDBH that the declaration of an Interim Dividend in the amount of R$32,820,151.36 (thirty two million, eight hundred twenty thousand, one hundred fifty one Reais and thirty two cents), amount that corresponds to the shares of Telesp that will be issued as result of the merger of TDBH, is temporarily provisioned in the books of Telesp and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from this date on. Therefore: (a) in case the merger of TDBH into Telesp is confirmed within the maximum period of 180 days counted from this date on, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned, or (b) in case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen, both within the period of 180 days counted from this date on, the part of the dividend now provisioned will be distributed among the shares representative of the current capital stock of Telesp and the proposed merger will be negatively affected.

This dividend will be granted to the common or preferred shareholders of TDBH or Telesp on the base date to be informed to the market through a notice to the shareholders to be issued in due time.

II – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

In accordance with the resolutions taken by the Board of Directors at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, Telecomunicações de São Paulo S.A. –Telesp hereby informs its shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$290,000,000.00 (two hundred ninety million Reais) and after withholding the income tax of 15%, its net amount is R$246,500,000.00 (two hundred forty six million, five hundred thousand Reais), as explained in items “a” and “b” below, which reflects the proportional distribution of said amount among the shares of Telecomunicações de São Paulo S.A. – Telesp and Telefônica Data Brasil Holding S.A. – TDBH, in the same way as disclosed above regarding the interim dividend.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said dividends may be charged to the mandatory minimum dividend for the fiscal year 2006.

a) SHARES OF TELESP: INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

Telesp hereby informs its shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$281,862,336.40 (two hundred eighty one million, eight hundred sixty two thousand, three hundred thirty six Reais and forty cents) and after withholding the income tax of 15%, its net amount is R$239,582,985.94 (two hundred thirty nine million, five hundred eighty two thousand, nine hundred eighty five Reais and ninety four cents), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.537057910488	0.080558686573	0.456499223915
Preferred Shares (*)	0.590763701537	0.088614555230	0.502149146307
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The payment of these interests will be carried out starting on June 26, 2006.

The corresponding credit will be made in the Company’s accounting records on May 23, 2006, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on May 23, 2006. Starting on May 24, 2006, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until May 30, 2006 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A., the depositary bank of Telesp, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar – Bloco B - CEP: 01317-002– Bela Vista – São Paulo – SP.

b) SHARES OF TDBH: INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

As a result of the merger process of Telefônica Data Brasil Holding S.A. – TDBH into Telecomunicações de São Paulo S.A. – Telesp approved in the Extraordinary General Shareholders’ Meeting of the companies held on April 28, 2006 and in accordance with the relevant fact of the same date, resulting from a legal injunction filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised as a result of the Appeal #448.590 -4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

As a result, the Company informs the shareholders of TDBH that the declaration of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários and in the amount of R$8,137,663.60 (eight million, one hundred thirty seven thousand, six hundred sixty three Reais and sixty cents) and after withholding the income tax of 15% comes to a net amount of R$6,917,014.06 (six million, nine hundred seventeen thousand, fourteen Reais and six cents), amount that corresponds to the shares of Telesp that will be issued as result of the merger of TDBH, is temporarily provisioned in the books of Telesp and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from this date on. Therefore: (a) in case the merger of TDBH into Telesp is confirmed within the maximum period of 180 days counted from this date on, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned, or (b) in case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen, both within the period of 180 days counted from this date on, the part of the interests on the Company’s net worth now provisioned will be distributed among the shares representative of the current capital stock of Telesp and the proposed merger will be negatively affected.

These interests on the Company’s net worth will be granted to the common or preferred shareholders of TDBH or Telesp on the base date to be informed to the market through a notice to the shareholders to be issued in due time.

III – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2005

Telesp hereby informs its shareholders that on June 26, 2006 it will start the payment of Interests on the Company’s Net Worth approved at the Board of Directors’ Meeting held on December 12, 2005. Such interests will be distributed to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on December 30, 2005, according to the Notice to the Shareholders published on December 13, 2005. The total amount is R$380,000,000.00 (three hundred million Reais) and after withholding the income tax of 15%, its net amount is R$323,000,000.00 (three hundred twenty three million Reais), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.724048514571	0.108607277185	0.615441237386
Preferred Shares (*)	0.796453366028	0.119468004904	0.676985361124
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

According to the established in article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the Comissão de Valores Mobiliários, the value of the Interests on the Company’s Net Worth was charged, considering its net value, to the value of the mandatory dividends related to the respective fiscal year in it was declared.

IV - INCOME TAX WITHHOLDING

1 - Dividends
Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to the Law #9245/95.

2 – Interests on the Company’s Net Worth
Pursuant to the current legislation, an income tax of 15% is withheld at the source when paying Interests on the Company’s Net Worth. In the case of immune or exempt legal entities that provide proof of such condition within the established deadline, no income tax will be withheld.

V - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco ABN AMRO Real.

4.	The part of the Interim Dividend and Interests on the Company’s Net Worth that remains provisioned within Telesp for future payment in light of the judicial dispute (items I.b and II.B, above) will be adjusted by the variation of the CDI from June 26, 2006 on until the date of the effective payment to whoever corresponds.

VI - ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the beginning of the payment will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

TELEFÔNICA DATA BRASIL HOLDING S.A.
Announces the Payment of Interim Dividends and Interests on the Company’s Net Worth

May 23, 2006 (04 pages)

For more information, contact:

Daniel de Andrade Gomes
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 23, 2006) – The Management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) announces the payment of Interim Dividends and Interests on the Company’s Net Worth declared by Telecomunicações de São Paulo S.A. – Telesp.

I – INTERIM DIVIDEND – FISCAL YEAR 2006

In accordance with the resolutions taken by the Board of Directors at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, Telecomunicações de São Paulo S.A. –Telesp hereby informs the market the approval of the distribution of an Interim Dividend in the amount of R$1,169,000.00 (one billion, one hundred sixty nine million Reais), as explained in items “a” and “b” below, which reflects the proportional distribution of said amount among the shares of Telecomunicações de São Paulo S.A. – Telesp and Telefônica Data Brasil Holding S.A. – TDBH, in light of the suspension of the effects of the merger of the last one into the first one by means of a judicial ruling. Said distribution is based on the retained earnings reported in the last balance sheet of Telesp as of December 31, 2005 and the earnings of the balance sheet of the 1st quarter ended on March 31, 2006, and in accordance with article 28 of Telesp’s bylaws and articles 204 and 205 of the Law 6404/76.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said dividend will be charged to the mandatory minimum dividend for the fiscal year 2006, ad referendum of the General Shareholders’ Meeting that approves the financial statements of the fiscal year 2006.

a) SHARES OF TELESP: INTERIM DIVIDEND – FISCAL YEAR 2006

Telesp informs its shareholders about the declaration of an Interim Dividend in the amount of R$1,136,783,848.64 (one billion, one hundred thirty six million, seven hundred eight hundred three thousand, eight hundred forty eight Reais and sixty four cents), according to the table below:

Type of Share	Common	Preferred (*)
Amount per share: R$	2.166017518411	2.382619270253
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

This dividend will be granted to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on May 23, 2006. After this date, the shares will be considered as ex-dividends.

The payment of this dividend will be carried out starting on June 26, 2006.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

b) SHARES OF TDBH: INTERIM DIVIDENDS – FISCAL YEAR 2006

As a result of the merger process of Telefônica Data Brasil Holding S.A. – TDBH into Telecomunicações de São Paulo S.A. – Telesp approved in the Extraordinary General Shareholders’ Meeting of the companies held on April 28, 2006 and in accordance with the relevant fact of the same date, resulting from a legal injunction filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised as a result of the Appeal #448.590 -4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

As a result, we inform the shareholders of TDBH that the declaration of an Interim Dividend in the amount of R$32,820,151.36 (thirty two million, eight hundred twenty thousand, one hundred fifty one Reais and thirty two cents), amount that corresponds to the shares of Telesp that will be issued as result of the merger of TDBH, is temporarily provisioned in the books of Telesp and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from this date on. Therefore: (a) in case the merger of TDBH into Telesp is confirmed within the maximum period of 180 days counted from this date on, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned, or (b) in case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen, both within the period of 180 days counted from this date on, the part of the dividend now provisioned will be distributed among the shares representative of the current capital stock of Telesp and the proposed merger will be negatively affected.

This dividend will be granted to the common or preferred shareholders of TDBH or Telesp on the base date to be informed to the market through a notice to the shareholders to be issued in due time.

II – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

In accordance with the resolutions taken by the Board of Directors at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, Telecomunicações de São Paulo S.A. –Telesp hereby informs its shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$290,000,000.00 (two hundred ninety million Reais) and after withholding the income tax of 15%, its net amount is R$246,500,000.00 (two hundred forty six million, five hundred thousand Reais), as explained in items “a” and “b” below, which reflects the proportional distribution of said amount among the shares of Telecomunicações de São Paulo S.A. – Telesp and Telefônica Data Brasil Holding S.A. – TDBH, in the same way as disclosed above regarding the interim dividend.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said dividends may be charged to the mandatory minimum dividend for the fiscal year 2006.

a) SHARES OF TELESP: INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

Telesp hereby informs its shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$281,862,336.40 (two hundred eighty one million, eight hundred sixty two thousand, three hundred thirty six Reais and forty cents) and after withholding the income tax of 15%, its net amount is R$239,582,985.94 (two hundred thirty nine million, five hundred eighty two thousand, nine hundred eighty five Reais and ninety four cents), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.537057910488	0.080558686573	0.456499223915
Preferred Shares (*)	0.590763701537	0.088614555230	0.502149146307
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The payment of these interests will be carried out starting on June 26, 2006.

The corresponding credit will be made in the Company’s accounting records on May 23, 2006, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on May 23, 2006. Starting on May 24, 2006, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until May 30, 2006 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A., the depositary bank of Telesp, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar – Bloco B - CEP: 01317-002– Bela Vista – São Paulo – SP.

b) SHARES OF TDBH: INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

As a result of the merger process of Telefônica Data Brasil Holding S.A. – TDBH into Telecomunicações de São Paulo S.A. – Telesp approved in the Extraordinary General Shareholders’ Meeting of the companies held on April 28, 2006 and in accordance with the relevant fact of the same date, resulting from a legal injunction filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised as a result of the Appeal #448.590 -4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

As a result, the Company informs the shareholders of TDBH that the declaration of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários and in the amount of R$8,137,663.60 (eight million, one hundred thirty seven thousand, six hundred sixty three Reais and sixty cents) and after withholding the income tax of 15% comes to a net amount of R$6,917,014.06 (six million, nine hundred seventeen thousand, fourteen Reais and six cents), amount that corresponds to the shares of Telesp that will be issued as result of the merger of TDBH, is temporarily provisioned in the books of Telesp and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from this date on. Therefore: (a) in case the merger of TDBH into Telesp is confirmed within the maximum period of 180 days counted from this date on, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned, or (b) in case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen, both within the period of 180 days counted from this date on, the part of the interests on the Company’s net worth now provisioned will be distributed among the shares representative of the current capital stock of Telesp and the proposed merger will be negatively affected.

These interests on the Company’s net worth will be granted to the common or preferred shareholders of TDBH or Telesp on the base date to be informed to the market through a notice to the shareholders to be issued in due time.

III – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2005

Telesp hereby informs its shareholders that on June 26, 2006 it will start the payment of Interests on the Company’s Net Worth approved at the Board of Directors’ Meeting held on December 12, 2005. Such interests will be distributed to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on December 30, 2005, according to the Notice to the Shareholders published on December 13, 2005. The total amount is R$380,000,000.00 (three hundred million Reais) and after withholding the income tax of 15%, its net amount is R$323,000,000.00 (three hundred twenty three million Reais), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.724048514571	0.108607277185	0.615441237386
Preferred Shares (*)	0.796453366028	0.119468004904	0.676985361124
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

According to the established in article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the Comissão de Valores Mobiliários, the value of the Interests on the Company’s Net Worth was charged, considering its net value, to the value of the mandatory dividends related to the respective fiscal year in it was declared.

IV - INCOME TAX WITHHOLDING

1 - Dividends
Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to the Law #9245/95.

2 – Interests on the Company’s Net Worth
Pursuant to the current legislation, an income tax of 15% is withheld at the source when paying Interests on the Company’s Net Worth. In the case of immune or exempt legal entities that provide proof of such condition within the established deadline, no income tax will be withheld.

V - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco ABN AMRO Real.

4.	The part of the Interim Dividend and Interests on the Company’s Net Worth that remains provisioned within Telesp for future payment in light of the judicial dispute (items I.b and II.B, above) will be adjusted by the variation of the CDI from June 26, 2006 on until the date of the effective payment to whoever corresponds.

VI - ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the beginning of the payment will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).